

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 8, 2016

<u>Via U.S. Mail</u>
Mr. Fady Kiama, Chief Financial Officer
OCI Partners LP
P.O. Box 1647
Nederland, TX 77627

    Re: OCI Partners LP
           Form 10-K for the year ended December 31, 2015
           Filed March 24, 2016
           File No. 1-36098

Dear Mr. Kiama:

We have reviewed your June 30, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2016 letter.

Form 10-K for the year ended December 31, 2015

Item7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 56

We note your response to prior comment 2 in our letter dated June 16, 2016 and your proposed disclosures, including your intention to present a non-GAAP financial measure you identify as "cash available for distribution." Based on the non-GAAP measure you intend to present, please address the following:

- Explain to us if the non-GAAP financial measure you intend to present and identify as cash available for distribution will actually be equal to the amount of cash you distribute and/or declare during the period presented. For example, if you had provided this measure for the year ended December 31, 2015 and the period ended March 31, 2016, please tell us the amounts you would have presented. To the extent that the non-GAAP financial measure you intend to present is not equal to the amount of cash you distribute and/or declare during the period presented, please explain to us what the measure actually is and why it would be useful to unitholders.

- Explain to us how and why the non-GAAP financial measure you intend to present and identify as cash available for distribution should not be considered to be a liquidity measure. To the extent this measure is a liquidity measure, it appears you should also reconcile it to cash flows from operating activities and you should explain to us how and why you determined each adjustment is appropriate since they appear to require cash. Regardless of how you identify this measure, it appears to us that presenting it on a per share basis may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016, specifically questions 102.05 and 103.02.

You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and Construction